                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                         United Fire & Casualty Company
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                                (Name of Issuer)


                        Common Stock $3.33 1/3 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    910331107
                             ------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[_] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 910331107
-------------------
--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons(entities only).

      J. Scott McIntyre, Jr.
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                     a. [_]
                                                                     b. [_]

      Not Applicable
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3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      United States of America
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     Number of            5.    Sole Voting Power

      Shares                    1,457,281
                     -----------------------------------------------------------
   Beneficially           6.    Shared Voting Power

     Owned by                   55,035
                     -----------------------------------------------------------
       Each               7.    Sole Dispositive Power

    Reporting                   1,457,281
                     -----------------------------------------------------------
     Person               8.    Shared Dispositive Power

      With                      55,035
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,512,316
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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)

      Not Applicable
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11.   Percent of Class Represented by Amount in Row (9)

      15.07%
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12.   Type of Reporting Person (See Instructions)

      IN
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                                       2

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-------------------
CUSIP No. 910331107
-------------------

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

         J. Scott McIntyre Revocable Trust dated December 8, 1992
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 a. [_]
                                                                 b. [_]
         Not Applicable
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

         State of Iowa
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     Number of       5.   Sole Voting Power

      Shares              1,110,461
                   -------------------------------------------------------------
   Beneficially      6.   Shared Voting Power

     Owned by             0
                   -------------------------------------------------------------
       Each          7.   Sole Dispositive Power

     Reporting            1,110,461
                   -------------------------------------------------------------
      Person         8.   Shared Dispositive Power

       With               0
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,110,461
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      Not Applicable
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      11.06%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      OO
--------------------------------------------------------------------------------

Item 1(a)  Name of Issuer:
           United Fire & Casualty Company

Item 1(b)  Address of Issuer's Principal Executive Offices:
           118 Second Avenue SE
           Cedar Rapids, Iowa 52401

Item 2(a)  Name of Person Filing:

           The persons filing this Schedule 13G are:
           (1)    J. Scott McIntyre, Jr.
           (2)    J. Scott McIntyre Revocable Trust dated December 8, 1992

           * Attached to this Schedule 13G as "Exhibit A" is a Joint Filing Agreement between the persons specified above that this
                  Schedule 13G is being filed on behalf of each of them.

Item 2(b)  Address of Principal Business Office or, if none, Residence:
           2222 First Avenue NE, #1004
           Cedar Rapids, Iowa 52402

Item 2(c)  Citizenship:
           J. Scott McIntyre, Jr. is a citizen of the United States of America. The J. Scott McIntyre Revocable Trust dated December 8, 1992 was formed under the laws of the State of Iowa.

Item 2(d)  Title of Class of Securities:
           Common Stock $3.33 1/3 par value

Item 2(e)  CUSIP Number:
           910331107

Item 3 If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

           (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

           (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e) [_] An investment adviser in accordance with (S)240. 13d-1(b)(1)(ii)(E);

           (f) [_] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

           (g) [_] A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);

           (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [_] A church plan that is excluded from the definitions of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4     Ownership

Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned.

     (1) J. Scott McIntyre, Jr. is the beneficial owner of 1,512,316 shares of Common Stock of the Company, consisting of (i) 320 shares held personally;
     (ii) 55,035 shares held by the McIntyre Foundation of which Mr. McIntyre is President, Secretary and Treasurer and one of four directors; (iii)

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

     1,110,461 shares held by the J. Scott McIntyre Revocable Trust dated December 8, 1992, of which Mr. McIntyre is Trustee; (iv) 121,500 shares held by the Mildred R. McIntyre Irrevocable Trust dated April 27, 1989, of which Mr. McIntyre is Trustee; and (v) 225,000 shares held by the Dee Ann McIntyre Trust, of which Mr. McIntyre is Trustee.

     (2) The J. Scott McIntyre Revocable Trust dated December 8, 1992 is the direct owner of and thus is beneficial owner of 1,110,461 shares of Common Stock of the Company.

(b)  Percent of class

     The 1,512,316 shares reported as beneficially owned by J. Scott McIntyre, Jr. constitute 15.07% of the issued and outstanding shares of Common Stock of the Company on December 31, 2002. The 1,110,461 shares held by the J. Scott McIntyre Revocable Trust dated December 8, 1992 constitute 11.06% of the issued and outstanding shares.

(c)  Number of shares to which the person has:
     a. J. Scott McIntyre, Jr.
           i. Sole power to vote or to direct the vote:                1,457,281
          ii. Shared power to vote or to direct the vote:                 55,035
         iii. Sole power to dispose or to direct the disposition of:   1,457,281
          iv. Shared power to dispose or to direct the disposition of:    55,035

     b. The J. Scott McIntyre Revocable Trust dated December 8, 1992
           i. Sole power to vote or to direct the vote:                1,110,461
          ii. Shared power to vote or to direct the vote:                      0
         iii. Sole power to dispose or to direct the disposition of:   1,110,461
          iv. Shared power to dispose or to direct the disposition of:         0

Item 5     Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

     Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

          Not applicable.

Item 8    Identification and Classification of Members of the Group

          Not applicable.

Item 9    Notice of Dissolution of a Group

          Not applicable.

Item 10   Certification

          Not applicable

                [THE REST OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      February 12, 2003                         /s/ J. Scott McIntyre, Jr.
----------------------------                  ----------------------------------
Dated                                         J. Scott McIntyre, Jr.



      February 12, 2003                  J. Scott McIntyre Revocable Trust dated
----------------------------             December 8, 1992
Dated



                                         By: /s/ J. Scott McIntyre, Jr.
                                            ------------------------------------
                                            J. Scott McIntyre, Jr., Trustee

                            EXHIBIT A TO SCHEDULE 13G

                             JOINT FILING AGREEMENT

J. Scott McIntyre, Jr., individually, and the J. Scott McIntyre Revocable Trust dated December 8, 1992 hereby agree and consent to the joint filing on their behalf of the foregoing amendment to Schedule 13G related to their beneficial ownership of the Common Stock of United Fire & Casualty Company.



      February 12, 2003                   /s/ J. Scott McIntyre, Jr.
----------------------------             ---------------------------------------
Dated                                    J. Scott McIntyre, Jr.



      February 12, 2003                  J. Scott McIntyre Revocable Trust dated
----------------------------             December 15, 1992
Dated



                                         By:  /s/ J. Scott McIntyre, Jr.
                                            ------------------------------------
                                             J. Scott McIntyre, Jr., Trustee

                            EXHIBIT B TO SCHEDULE 13G

                             J. SCOTT MCINTYRE, JR.

The Reporting Persons filing jointly on this Amendment No. 2 filed Amendment No. 1 to Schedule 13G on February 14, 2002.

Schedule A shows current ownership and transactions from December 31, 2001 to December 31, 2002, for the Reporting Persons and for three other entities, the McIntyre Foundation, the Mildred R. McIntyre Irrevocable Trust and the Dee Ann McIntyre Trust (herein, the "Other Entities"). Mr. McIntyre created the McIntyre Foundation as a charitable foundation in 1997; Mr. McIntyre is the President, Secretary and Treasurer of the Foundation and is one of four directors. Mildred
R. McIntyre, Mr. McIntyre's mother, created the Mildred R. McIntyre Irrevocable Trust; Mr. McIntyre is the trustee of that trust. Mr. McIntyre created the Dee Ann McIntyre Trust in 1995 for the benefit of his wife; Mr. McIntyre is the trustee of that trust. The group consisting of the Reporting Persons and the Other Entities is referred to collectively as the "Indicated Entities." By virtue of his positions with the Foundation and as trustee of the Mildred R. McIntyre Irrevocable Trust and the Dee Ann McIntyre Trust, Mr. McIntyre is deemed to beneficially own the shares directly owned by the Foundation and the two trusts.

All transactions that involve one or more of the Indicated Entities are reported on Schedule A. Where transactions are among two of the Indicated Entities, appropriate corresponding entries reflect the transaction; such transactions are noted as "transfers." Where transactions involve only one of the Indicated Entities there is no corresponding entry. Please note the following with respect to these transactions:

   . all transactions described as "gift received" were gifts received from the Mildred R. McIntyre Revocable Trust;

   . all transactions described as "gift given" were outright gifts made by the donor; and

   . The transaction described as "option exercise" was the exercise of stock options awarded to Mr. McIntyre by the Issuer.

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SCHEDULE A

                                J. Scott McIntyre
  Date       Description           Individually              McIntyre Foundation
----------------------------------------------------------------------------------------------
                             Transaction   Total Shares   Transaction    Total Shares
                                Amount        owned         Amount          owned
----------------------------------------------------------------------------------------------

12/31/01      as reported                       320                          55,035
  2/1/02   option exercise       1,000        1,320
 2/12/02    gift received
 3/26/02       gift given
 3/26/02         transfer      (1,000)          320
 7/19/02    gift received
==============================================================================================
Total                                          320                          55,035

          Scott McIntyre Revocable        Mildred R. McIntyre
  Date              Trust                  Irrevocable Trust         Dee Ann McIntyre Trust
----------------------------------------------------------------------------------------------
        Transaction   Total Shares    Transaction   Total Shares   Transaction   Total Shares
          Amount        owned            Amount      owned          Amount          owned
----------------------------------------------------------------------------------------------

12/31/01               1,112,706                   121,500                       225,000
  2/1/02
 2/12/02     325       1,113,031
 3/26/02  (3,600)      1,109,431
 3/26/02   1,000       1,110,431
 7/19/02      30       1,110,461
==============================================================================================
Total                  1,110,461                   121,500                       225,000

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